

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 25, 2016

Aaron C. Johnson
President
Spotlight Capital Holdings, Inc.
601 South Figueroa St., Suite 4050
Los Angeles, CA 90017

> **Re:** **Spotlight Capital Holdings, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted June 28, 2016**
> **CIK No. 0001077319**

Dear Mr. Johnson:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note that you contemplate offering $20,000,000 per year for the next three years. Please advise how your offering complies with the conditions of Rules 251(a)(1) and 251(d)(3)(i)(F) which set forth the conditions on the size of a Tier 1 offering and which details the types of offerings that can be conducted on a continuous or delayed

basis. Otherwise, please revise to clarify that the offering is limited to $20,000,000 for the entirety of the offering and that you reasonably expect to offer and sell such amount within two years from the initial qualification date.

2. Our review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. Please submit a substantive amendment to correct the deficiencies. For example, we note the following deficiencies:

   - The dilution section on page 3 does not appear to be applicable to your company;
   - Failure to outline the plan of distribution of the securities being offering as required by Item 5(c) of Form 1-A. In that regard, please disclose who will be selling the shares being offered, how long the offering will last, whether there is a minimum required sale and whether the funds will be placed in an escrow account or will be immediately available to the company;
   - Failure to disclose the approximate amount of net proceeds for each purpose described in the use of proceeds section on pages 7 and 8 as required by Item 6 of Form 1-A;
   - Failure to include a detailed plan of operations as required by Item 9 of Form 1-A; and
   - Failure to include the financial statements required by paragraph (b) of Part F/S of Form 1-A. In this regard, we note that the included financial statements are incomplete, do not cover the required periods of time and are missing footnotes.

3. We also note that the offering statement inconsistently discloses the company's outstanding capital stock, number of shares offered and the applicable offering price. Please revise as applicable.

Offering Circular

Signatures, page 25

4. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer, principal accounting officer, and at least a majority of your board of directors. To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form 1-A.

Exhibit 12

5. Please have counsel revise the included opinion to opine that when the common stock is sold the securities will be legally issued, fully paid and non-assessable.

Aaron C. Johnson
Spotlight Capital Holdings, Inc.
July 25, 2016
Page 3

       Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

              Sincerely,

              /s/ Justin Dobbie

              Justin Dobbie
              Legal Branch Chief
              Office of Transportation and Leisure